DAVIS POLK & WARDWELL

1300 I STREET, N.W.
WASHINGTON, D.C. 20005

1600 EL CAMINO REAL
MENLO PARK, CA 94025

99 GRESHAM STREET
LONDON EC2V 7NG

15, AVENUE MAT
75008 PAR

450 LEXINGTON AVENUE
NEW YORK, N.Y. 10017
212 450 4000
FAX 212 450 3800

WRITER'S DIRECT
212-450-6141

MESSETURM
60308 FRANKFURT AM MAIN

MARQUÉS DE LA ENSENADA, 2
28004 MADRID

1-6-1 ROPPONGI
MINATO-KU, TOKYO 106-6033

3A CHATER ROAD
HONG KONG

06013416

File No. 82-5151

SUPPL

May 12, 2006

Re: **Telefonica Data Brasil Holding S.A. — Information Furnished Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934**

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
100 F. Street, N.E.
Washington, D.C. 20549

Ladies and Gentlemen:

On behalf of Telefônica Data Brasil Holding S.A. (the "**Company**"), a corporation organized under the laws of the Federative Republic of Brazil and in connection with the Company's exemption from Section 12(g) of the Securities Exchange Act of 1934 granted under Rule 12g3-2(b) thereunder, we hereby furnish to the Securities and Exchange Commission the following:

-Quarterly results for the period of January-March 2006, dated May 11, 2006.

Please stamp the enclosed copy of this letter date and return it to our messenger, who has been instructed to wait. Should you have any questions, please do not hesitate to contact me at (212) 450-6141.

Very truly yours,

Matthew Telford
Legal Assistant

Enclosure

File No. 82-5151

TELEFÔNICA DATA BRASIL HOLDING S/A

São Paulo, May 11, 2006

Quarterly Results 2006
January – March

INDEX

RESULTS HIGHLIGHTS

Unaudited consolidated figures in thousands of Reais	January - March 2006	2005	% Var
Net operating revenues	196,040	174,208	12.5
EBITDA [1]	37,777	40,842	(7.5)
EBITDA margin (%)	19.3%	23.4%	(4.2) p.p.
Operating income	(4,113)	3,468	n.a.
Income before income tax and social contribution	(3,912)	3,472	n.a.
Net income	(49,744)	959	n.a.
Shares outstanding (billion)	1,071.2	1,071.2	0.0
EPS (000)	(0.0464)	0.0009	n.a.

1/ Earnings before interest, taxes, depreciation and amortization.

Note: When applicable, and for comparison reasons, the income statements related to March 31, 2005 were reclassified.

Net operating revenues totaled R$196.0 million in the 1Q06. When comparing the 1Q06 with the 4Q05, there was a reduction of 0.7%. When comparing the 1Q06 with the 1Q05, there was an increase of R$21.8 million, or 12.5%.

SOURCES OF VARIATION - EVOLUTION OF THE NET OPERATING REVENUES FROM THE 1Q05 TO THE 1Q06

Unaudited figures (Million R$)



174.2
26.3
2.4
(0.0)
(0.6)
(6.3)
196.0
Net Operating Revenues 1Q05
Business Communications
IT Solutions and Others
Commissions
Sale of Supplies
Deductions
Net Operating Revenues 1Q06

The **EBITDA** added up to R$37.8 million in the 1Q06 compared to the R$41.1 million of the 4Q05, representing a drop of 8.0%. When comparing the 1Q06 and the 1Q05, the drop was 7.5%. The **EBITDA margin** in the 1Q06 reached 19.3%, a fall of 1.5 p.p. compared to the 4Q05 and 4.2 p.p. compared to the 1Q05. The variation of the EBITDA in the 1Q06 compared to the 1Q05 is mainly due to the increase in the cost of rendered services, as well as the increase in the commercialization of services and the general and administrative expenses, which were offset by the increase in the revenues from business communications and solutions.

SOURCES OF VARIATION - EVOLUTION OF THE EBITDA FROM THE 1Q05 TO THE 1Q06

Unaudited figures (Million R$)


40.8
21.8
0.3
(0.4)
(6.2)
(6.8)
(11.8)
37.8
EBITDA 1Q05
Net Operating Revenues
Provisions
Other Operating Revenues (Expenses)
Administrative Expenses
Taxes and Others
Personnel Expenses
EBITDA 1Q06

The **Net Result** showed a reduction of R$51.9 million when comparing the 1Q06 with the 4Q05. When comparing the 1Q06 with the 1Q05, there was a reduction of R$50.7 million. This performance is explained by the reversion of tax credits over fiscal losses in the month of March 2006.

REVENUES HIGHLIGHTS

The **gross operating revenues** recorded R$239.1 million in the 1Q06, remaining pretty much stable compared to the 4Q05. When comparing the 1Q06 with the 1Q05, there was an increase of R$28.1 million.

EVOLUTION OF GROSS OPERATING REVENUES FROM THE 1Q05 TO THE 1Q06
(Million R$)



1Q05
1Q06
200
150
100
50
0
+16.4%
-9.9%
-0.1%
+11 1%
Business Communications
Supplies Sale
Commissions
IT Solutions and Others

EVOLUTION OF GROSS OPERATING REVENUS FROM THE 4Q05 TO THE 1Q06
(Million R$)



4Q05
1Q06
200
150
100
50
0
+3.9%
-24.7%
-0.1%
-17.7%
Business Communications
Supplies Sale
Commissions
IT Solutions and Others

This performance is explained by the following services:

Business Communications: grew R$26.3 million, or 16.4%, when comparing the 1Q06 with the 1Q05. When comparing the 1Q06 with the 4Q05, an increase of R$7.0 million, or 3.9%, was recorded. Both effects were primarily caused by business communication services and Internet services.

Supplies Sale: includes mainly the sale of supplies / network solutions and the sale of customized software. When comparing the 1Q06 with the 1Q05, a decrease of R$0.6 million was registered. In the 1Q06, a decrease of R$1.9 million was recorded, compared to the 4Q05. Both effects were mainly due to a fall in the sales of network customized software.

Commissions: are mainly related to the revenues of voice services commissions paid by Telesp. For the 1Q06, a balance of R$21.9 million was registered, being the same value as in the 4Q05 and in the 1Q05, not presenting any variation.

IT Solutions and Others: include the sale of integrated solutions for clients and IT outsourcing, telecommunications and data center. They presented an improvement of R$2.4 million when comparing the 1Q06 with the 1Q05. When comparing the 1Q06 with the 4Q05, there was a decrease of R$5.3 million, or 17.7%.

Deductions (taxes): increased R$6.3 million, or 17.2%, when comparing the 1Q06 with the 1Q05, in line with the increase in revenues. When comparing the 1Q06 with the 4Q05, there was an increase of R$1.2 million.

OPERATING EXPENSES HIGHLIGHTS

The **Operating Expenses** in the 1Q06 grew R$24.9 million, or 18.7%, when compared to the same period of the previous year. When comparing the 1Q06 with the 4Q05, the increase was R$2.0 million, or 1.3%.

OPERATING EXPENSES EVOLUTION FROM THE 1Q05 TO THE 1Q06
(Million R$)



1Q05 1Q06
120
80
40
0
+5.8%
+46.0%
+386.6%
Personnel Expenses
Administrative Expenses
Taxes, provisions and others

OPERATING EXPENSES EVOLUTION FROM THE 4Q05 TO THE 1Q06
(Million R$)



4Q05 1Q06
150
100
50
0
-9.7%
+22.4%
446.9%
Personnel Expenses
Administrative Expenses
Taxes, provisions and others

The changes are explained as follows:

Personnel Expenses totaled R$37.4 million due to the increase of the headcount. They represented 19.1% of the Net Operating Revenues in the 1Q06, compared to 14.7% in the same period of the previous year, an increase of 4.4 p.p. When comparing the 1Q06 with the 4Q05, there was an increase of 3.6 p.p , since they represented 15.5% of the Net Operating Revenues in the 4Q05.

Administrative Expenses, which include outsourcing expenses and infrastructure rental, represented 57.2% of the Net Operating Revenues in the 1Q06, compared to the 60.8% in the 1Q05, a reduction of 3.6 p.p. When comparing the 1Q06 with the 4Q05, there was a decrease of 5.7 p.p. (57.2% and 62.9%, respectively). The main variations were related to Internet transit – IP Network.

Taxes grew R$6.8 million in the 1Q06 when compared to the 1Q05 and increased R$6.5 million when compared to the 4Q05.

Provisions for bad debt represented 0.3% of the Net Operating Revenues in the 1Q06 compared to 0.5% of the Net Operating Revenues in the 1Q05. In the 4Q05, they represented 0.2% of the Net Operating Revenues. The Company continues to develop efforts to keep this variable under control.

OTHER HIGHLIGHTS

Depreciation: reached R$34.4 million in the 1Q06, an increase of R$6.6 million, or 23.9%, compared to the 1Q05. When comparing the 1Q06 with the 4Q05, the increase was R$6.8 million, or 24.5%, mainly caused by the growth of the plant in service.

Net financial revenues / (expenses): presented a decrease of R$4.4 million in the financial revenues and a R$6.6 million reduction in the financial expenses resulting in a positive financial result of R$2.1 million, when comparing the 1Q06 with the 1Q05, due to the gains in hedge operations. When comparing the 1Q06 with the 4Q05, there was a positive variation of R$0.2 million. Since the indebtedness and operating result of the Company are significantly affected by the risk of the exchange rate variation, the Company has signed hedge contracts with financial institutions in order to reduce the risk originated in those variations.

Loans and Financing: as of March 31, 2006, the subsidiary had R$136.1 million in loans and financing (R$194.1 million as of March 31, 2005), from which R$135.2 million were obtained in foreign currency at fixed interest rates (R$190.5 million as of March 31, 2005) and R$0.9 million were obtained in local currency at variable interest rates - CDI (R$3.6 million as of March 31, 2005). Compared with December 31, 2005, the subsidiary had R$151.1 million in loans and financing, from which R$150.3 million were obtained in foreign currency at fixed interest rates and R$0.9 million were obtained in local currency at variable interest rates – CDI. Despite the fact that part of the indebtedness has been contracted in foreign currency at fixed interest rates, the Company contracts hedge operations in order to tie those debts to the local currency, with variable interest rates tied to the CDI. As a result, the financial results of the Company are affected by the fluctuations of the CDI. It is worth noting that the Company invests the excess balance of cash and cash equivalents of R$5.6 million (R$16.8 million as of March 31, 2005 and R$10.1 million as of December 31, 2005) mainly in short-term instruments, based on the variation of the CDI, which contributes to reduce this risk. The book value of those instruments is close to market value because of their short-term maturity.

CORPORATE EVENTS

CAPITAL STRUCTURE COMPOSITION
As of March 31, 2006

TDBH S/A	Common	Preferred	Total
Controlling Company	333,380,718,737	673,245,758,270	1,006,626,477,007
	92.94%	*94.50%*	*93.98%*
Minority shareholders	25,335,412,694	39,191,496,261	64,526,908,955
	7.06%	*5.50%*	*6.02%*
Total number of shares	358,716,131,431	712,437,254,531	1,071,153,385,962

Transactions with Associated Companies: are carried out under the usual market conditions for this type of operation. The main transactions with associated companies, undertaken by the Company and its subsidiary are telecommunication services and other rendered services, besides receivables due to fees from voice transmission services rendered by Telesp to the Company's clients, and fees payable by the Company to Telesp related to data transmission services rendered to some Telesp's clients.

Shareholders' Equity – Capital Stock: the capital stock of the Company as of March 31, 2006 was R$702.9 million, represented by 358,716,131,431 common shares and 712,437,254,531 preferred shares, all in book entry form and without nominal value. Since April 04, 2002, when the 1st Ordinary General Shareholders' Meeting and 2nd Extraordinary General Shareholders' Meeting took place, the Company is authorized to increase its capital stock up to the limit of 1,500,000,000,000 shares either common or preferred. The Board of Directors is the competent agent to decide about this matter and consequent issuance of new shares, within the limit of the authorized capital. In such issuance of shares, it is not mandatory to issue new common and preferred shares in any given proportion so far as the final result maintains the legally prescribed voting to non-voting maximum limit of two thirds of the issued shares.

HISTORICAL SUMMARY

Telefônica Data Brasil Holding S.A. was established on January 30, 2001, as the result of a partial spin-off of the net equity of Telecomunicações de São Paulo S.A. - Telesp, represented by investment in the wholly-owned subsidiary Telefônica Empresas S.A. and receivables of the mentioned subsidiary, approved by the Extraordinary General Shareholders' Meeting held on the same date. In the partial spin-off of Telecomunicações de São Paulo S.A. - Telesp and creation of the Company, a share of the same type of the new company was issued for each share owned by Telesp shareholders, with the same rights of the previous outstanding shares. On May 08, 2001, the Company filed the corresponding request to Comissão de Valores Mobiliários – CVM (the Brazilian Security Exchange Commission) and became a "listed company", with shares traded in the São Paulo Stock Exchange. It is also listed in the Securities and Exchange Commission – SEC, and its level I American Depositary Shares – ADSs are traded in the New York Stock Exchange (NYSE).

On December 11, 2002, the subsidiary Telefônica Empresas S.A. sold the assets and clients' contracts related to the services "Switched IP" and "Speedy Link" to Telesp. Due to the fact that at that time Telesp needed a license from Anatel in order to render these services and in order not to interrupt the service to the clients, Telefônica Empresas S.A. rented said equipments and kept rendering those services in 2003. From January 2004 on and once in possession of the referred license, Telesp took over the responsibility to provide those services.

MAIN OBJECTIVES

The Company's objectives are, among others, to control the subsidiary that operates the packaged switched service network, other telecommunication services and related activities.

Its controlled company, Telefônica Empresas, operates nationwide and has the largest structure of data transmission in the state of São Paulo. The company provides service for all the 26 states and the Federal District. It has businesses with large companies and corporations, integrating communication and information technology with integrated solutions for its clients.

The objective of the Company is to consolidate itself within the market as a service provider for large companies, differentiating itself from the traditional telecommunication operators. This must be done through the strengthening of the businesses of Soluções services. Starting from the understanding of the evolution of each market segment, the professionals of Telefônica Empresas may integrate in a single solution: connectivity, data center, applications and outsourcing of services and equipments. Based on the specific needs of a client, they may also create, for example, people locating services using cellular phones, establish sales automatization projects, integrate productive chains with different platforms, among others.

Data communication services are the input material for the development of innovative projects for the big corporate clients. Therefore, Telefônica Empresas is even closer to the Client, creating lasting partnerships, based on its capacity to provide value to the businesses of large companies.

SUBSEQUENT EVENT

On March 09, 2006, the Board of Directors of Telesp and TDBH, both controlled by the Telefónica Group, approved the proposal for the restructuring of the Multimedia Communication Services ("SCM") activities of Telefônica Empresas S.A. and Telesp. This operation comprises the following steps:

(i) The merger of TDBH into Telesp, while the shareholders of TDBH will receive shares of Telesp according to the announced exchange ratio. With this operation, Telefônica Empresas S.A. will become a fully owned subsidiary of Telesp. Telesp will succeed TDBH in all its rights and obligations; and

(ii) The partial spin-off of Telefônica Empresas, transferring to Telesp the SCM assets and activities in the regions in which such service is already rendered by Telesp

The restructuring will result in the following benefits for the Companies and their respective shareholders.

(i) Greater administrative, commercial, operational, fiscal and financial efficiency regarding the data transmission operations rendered by Telefônica Empresas, A. Telecom and Telesp.

(ii) Increase in the liquidity of the shares, mainly for the shareholders of TDBH, but also for the shareholders of Telesp; and

(iii) Cost reductions due to the concentration of the activities of all companies into one open company, Telesp.

The Extraordinary General Shareholders' Meetings of TDBH, Telesp and Telefônica Empresas were held on April 28, 2006, when the aforementioned restructuring proposal was approved.

Do to a legal injunction against TDBH filed by minority shareholders, the General Shareholders' Meeting of TDBH was carried out through an authorization from the Judiciary Power, yet its effects are temporarily suspended until such decision is studied with further details by the Judiciary Power.

The complete documents of the operation were put at the general public's disposal at the Companies' headquarters and through CVM's site.

CONSOLIDATED INCOME STATEMENTS

For the periods ended on March 31, 2006, March 31, 2005 and December 31, 2005

Unaudited (thousands Reais)

	Quarterly figures			% Variation	
	1Q06	4Q05	1Q05	1Q06 vs 4Q05	1Q06 vs 1Q05
Gross operating revenue	239,119	239,227	210,977	(0.0)	13.3
Business Communications	187,106	180,089	160,761	3.9	16.4
Supplies Sale	5,642	7,493	6,262	(24.7)	(9.9)
Commissions (*)	21,929	21,952	21,954	(0.1)	(0.1)
IT Solutions and others	24,442	29,693	22,000	(17.7)	11.1
Deductions	(43,079)	(41,896)	(36,769)	2.8	17.2
Net operating revenues	196,040	197,331	174,208	(0.7)	12.5
Operating expenses	(158,263)	(156,273)	(133,366)	1.3	18.7
Personnel expenses	(37,350)	(30,504)	(25,586)	22.4	46.0
General and administrative expenses	(112,174)	(124,171)	(105,984)	(9.7)	5.8
Taxes	(8,470)	(1,968)	(1,670)	330.4	407.2
Provisions	(578)	(324)	(864)	78.4	(33.1)
Other operating revenues / (expenses)	309	694	738	(55.5)	(58.1)
Earnings before interest taxes, depreciation and amortization - EBITDA	37,777	41,058	40,842	(8.0)	(7.5)
Depreciation and amortization	(34,440)	(27,660)	(27,805)	24.5	23.9
Financial revenues	22,415	5,030	26,862	345.6	(16.6)
Financial expenses	(29,865)	(12,770)	(36,431)	133.9	(18.0)
Operating income	(4,113)	5,658	3,468	(172.7)	(218.6)
Non-operating revenues (expenses)	201	355	4	(43.4)	4,925.0
Income before income tax and social contribution	(3,912)	6,013	3,472	(165.1)	(212.7)
Income tax	(33,620)	(2,834)	(1,848)	1,086.3	1,719.3
Social contribution	(12,212)	(1,020)	(665)	1,097.3	1,736.4
Net income	(49,744)	2,159	959	(2,404.0)	(5,287.1)

(*) Relates to commissions for voice services rendered by Telesp to clients of Telefônica Empresas S.A

Note: When applicable and for comparison reasons, the income statements related to March 31, 2005 and Dcember 31, 2005 were reclassified.

Consolidated Balance Sheet
As of March 31, 2006 and December 31, 2005

Unaudited (in thousands of Reais)

ASSETS	March 2006	December 2005	% Var
Current Assets	155,957	155,702	0.2
Cash and cash equivalent	5,565	10,049	(44.6)
Cash and bank accounts	676	6,480	(89.6)
Financial investments	4,889	3,569	37.0
Accounts receivable	148,158	142,882	3.7
Accounts receivable from customers	113,059	101,896	11.0
Receivables from associated companies	12,670	13,205	(4.1)
Recoverable taxes	19,808	24,964	(20.7)
Inventories	1,204	1,214	(0.8)
Other assets	1,417	1,603	(11.6)
Expenses related to future fiscal years	2,234	2,771	(19.4)
Long-term assets	172,617	213,660	(19.2)
Receivables from associated companies	672	977	(31.2)
Recoverables taxes	170,443	212,269	(19.7)
Other assets	1,502	414	262.8
Permanent Assets	532,600	556,032	(4.2)
Investments	279,701	285,605	(2.1)
Property, plant and equipment - net	252,899	270,403	(6.5)
Deffered results	0	24	(100.0)
Total Assets	861,174	925,394	(6.9)
LIABILITIES			
Current Liabilities	305,839	326,259	(6.3)
Payroll and related charges	23,660	28,495	(17.0)
Suppliers	83,695	92,321	(9.3)
Income tax and contributions	17,929	14,412	24.4
Loans and financing	136,131	151,138	(9.9)
Payables to associated companies	13,503	14,490	(6.8)
Temporary losses from hedging	24,540	19,112	28.4
Other liabillities	6,381	6,291	1.4
Long-term liabilities	7,915	1,971	301.6
Incentive plan for executives	1,473	1,001	47.2
Accrual for contingencies	1,503	970	54.9
Other liabilities	4,939	0	N.A.
Shareholders' equity	547,420	597,164	(8.3)
Capital Stock	702,879	702,879	0.0
Retained earnings / (losses)	(155,459)	(105,715)	47.1
Total liabilities	861,174	925,394	(6.9)

LOANS AND FINANCING

(in thousands of Reais)

	March 2006				
	Interest Rate	Due Date	Short-term	Long-term	Total
Loans in foreign currency	(*)	Until 2007	135,220.0	0.0	135,220.0
Loans in local currency	130% of the CDI	In 2006	911.0	0.0	911.0
Total			136,131.0	0.0	136,131.0

COMPOSITION OF THE LOANS IN FOREIGN CURRENCY

(in thousand of reais)

March 2006					
Consolidated	Currency	(*) Interest Rate	Principal	Interest	Balance
Resolution 2770	USD	4.00% to 5.50%	97,517.0	2,765.0	100,282.0
Resolution 2770	JPY	1.80%	34,527.0	411.0	34,938.0